TSX.V: MAG

January 5, 2006

N/R# MAG06-01

MAG SILVER CORPORATION ANNOUNCES CHANGE TO BOARD

Vancouver, B.C. …..MAG Silver Corporation (TSXV: MAG) announces the resignation of George Young from the board of directors of the Company.  The resignation is effective January 01, 2006. Mr. Young previously served as President and has been a Director since January 2005.

"We would like to express our appreciation to Mr. Young for his contribution and efforts to MAG since its inception in 2003”, stated Dan MacInnis, President and Chief Executive Officer of MAG Silver.

About MAG Silver Corp:

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President & CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.